
UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

December 11, 2006

Mr. Carl R. Jonsson
Secretary and Chief Financial Officer
Acrex Ventures Ltd.
570 Granville Street, Suite 1400
Vancouver, B.C. V6C 3P1

> **Re:** **Acrex Ventures Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 21, 2006**
> **File No. 000-50031**

Dear Mr. Jonsson:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Directors, Senior Management and Employees, page 50

Share Ownership, page 55

1.  Above the table of director and officer share ownership, you explain that the percentages calculated within the table are based on 15,079,491 issued shares. Please reconcile this number of issued shares with that disclosed under Item 10 on page 57, of 26,389,561, and with the number of shares presented within the Statements of Stockholders' Equity as at December 31, 2005 of 20,115,991. Update your disclosures under Items 6.E and 10.A to include information as of

the most recent practicable date, and to disclose the date of reference. The information under Item 10.A is also required as of the latest balance sheet date presented. Where applicable, please revise your disclosures to be consistent.

Controls and Procedures, page 62

2.      You state "our chief executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures … as of the year end December 31, 2003." Rule 13a-15(b) of the Exchange Act requires that management must evaluate the effectiveness of the issuer's disclosure controls and procedures, as of the end of each fiscal year. Please revise your disclosure to explain if you have completed such evaluation as of the year ended December 31, 2005, and if based on that evaluation, your management has concluded such disclosures controls and procedures are effective.

Financial Statements, page 72

Note 2 – Significant Accounting Policies, page 73

Mineral Properties, page 73

3.      In the third paragraph you state "CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered." From your discussion of risk factors on page 7, you further state the following:

>        "The probability of an individual prospect ever being found to contain commercially mineable reserves of ore is extremely remote. It should therefore be considered that it is probable that the Properties do not contain commercially mineable ore reserves and that the funds spent on exploration of the Properties will likely be lost."

Given these disclosures, it appears that you have concluded that your mineral property assets are impaired and will need to be written down to comply with CICA 3061. Please revise your accounting and disclosures as necessary to clarify.

Note 12 – United States Generally Accepted Accounting Principles, page 84

Reconciliation of Statements of Cash Flows to U.S. GAAP, page 86

4.      Within the reconciliation of cash used in investing activities under U.S. GAAP for the year ended December 31, 2005, you present a reclassification of mineral property costs expensed of CDN$ 98,349.  However, within your Statements of Cash Flows under Canadian GAAP on page 71, you report CDN$ 181,733 for mineral property cost for the year ended December 31, 2005.  We note that in prior periods the amount expensed in determining cash used in investing activities for U.S. GAAP was substantially the same as the amount reported within your Statements of Cash Flows for Canadian GAAP.  Please tell us why the amounts differ significantly for the year ended December 31, 2005, and provide similar disclosure in your footnote.

Engineering Comments

General

5.      We note that you refer to or use the terms "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," and "inferred" on your website.  As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7.  If you continue to make reference on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-50031.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Information on the Company, page 13

B. Business Overview and Description, page 15

General

6.      Please expand your property disclosures related to the Michaud Project on page 15, Spanish Mountain Property on page 20, and Finger Lake Property on page 47, to comply with all comments under this heading.

Please provide the information required by Industry Guide 7(b).  In particular, for each property, include the following information:

- The location, means of access to the property, and transportation from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its' present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment and other infrastructure facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7(b) paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
        http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

7.      Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F.  Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these

maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

8. In the description of each exploration property, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature, as required under paragraph (b)(4)(i) of Industry Guide 7.

9. Expand the disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such

> as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
>
> - If there is a phased program planned, briefly outline all phases.
>
> - Alternatively, disclose there are no current detailed plans to conduct exploration on the property, if true.
>
> - Disclose how the exploration program will be funded.
>
> - Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

10.     Include a brief description in the filing of the QA/QC protocols regarding sample preparation, controls, custody, assay precision and accuracy, applied in your exploration and operational analytical procedures.

Spanish Mountain Property, page 20

11.     Remove the technical report on the Spanish Mountain Property from the filing to comply with paragraph (b) (7) of Industry Guide 7, clarifying that technical studies should not be attached or included in the report.  Detailed geographic maps and reports, feasibility studies and other highly technical data should be furnished as supplemental information.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief